

November 29, 2010

John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
475 Plaza Real, Suite 275
Boca Raton, FL 33432

  Re: iTrackr Systems, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed November 1, 2010
     File No. 333-166275

Dear Mr. Rizzo:

  We have reviewed your response letter dated October 26, 2010 and the above referenced amended filing and have the following comments. Unless otherwise indicated, references to prior comments in this letter relate to comments in our letter dated July 17, 2010.

Risk Factors, page 3

1. We note your discussion of your disclosure controls and procedures on pages 20 and 21 of the prospectus. Please include in the risk factors section appropriate risk factor disclosure regarding the change in auditor due to the revocation of the PCAOB registration of your former auditor and the resulting restatement. In addition, discuss how these events led to a change in your chief executive and financial officer's conclusion regarding the effectiveness of your disclosure controls and procedures.

2. Please include in this section a separate risk factor addressing the risk associated with the ineffectiveness of your disclosure controls and procedures and describing the material weakness identified and the remedial measures you propose to take to address this weakness. To the extent known, please include a timeline regarding when you expect to fully remedy the material weakness and the costs, if material, associated with the remedial measures.

Market and Industry Data, page 12

3. It does not appear that you have provided us with support for several of the statements you make. Specifically, please direct us to the support you provided for the following statements:

  • "In a March 2010 forecast, Forrester Research, Inc. projected that online sales will increase by 11.4% in 2010, reaching $172.9 billion by year's end." Page 26

- "Social technologies continue to grow substantially in 2009. Forrester Research reports that now more than four in five US online adults use social media at least once a month, and half participate in social networks like Facebook, which estimates to have 300 million active users, of whom half log in on any given day, and of which more than 65 million users access through mobile devices." Page 27

Note that providing us with a link to a report not available to the public without charge does not satisfy our request for supporting documentation. If you are unable to provide us with relevant excerpts from the copies of the materials used to support the industry data you cite, please remove the references to the data.

Critical Accounting Policies, page 15

4. Revise to disclose the methodology used to estimate the fair value of options and warrants issued. In this regard, you should discuss how you determine and estimate each input assumption utilized in the Black-Sholes Method. You should describe how you estimate the fair value of the shares of common stock.

5. Revise to disclose how you assess whether goodwill is impaired. Describe how you determine fair value and how you measure impairment for goodwill.

Results of Operations, page 16
Revenue, page 17

6. You state that Saveology is your only customer. Please indicate whether this customer has any relationship with the company's owners or officers. That is, indicate whether they are a related party.

Liquidity and Capital Resources, page 18

7. Revise to explain the difference between the two costs per month ranges that you disclose. You should explain and describe the assumptions underlying the two range sets as they are significantly different.

8. We note that you state that Mr. Rizzo your CEO will continue to provide personal funds as needed. Revise to describe the ability of Mr. Rizzo to continue to provide such financing. Indicate the amount of financing that Mr. Rizzo can provide.

Management, page 30

9. Please provide the information requested in prior comment 14 for Mr. Rizzo, Chairman of the Board of Directors. Refer to Item 401(e) of Regulation S-K. In addition, we note that your statement that Mr. Anand has served as your "interim CEO" since January 2010. Please advise or revise.

Compensation Discussion and Analysis

Base Salary, page 34

10. We note your revisions to this section in response to prior comment 17. However, the added disclosure does not address the peer companies you considered in setting the base salary for Mr. Rizzo nor how you considered Mr. Rizzo's taking on the three positions you described in your response to prior comment 24 of our letter dated May 28, 2010. Please revise your disclosure to include a discussion of these matters, which appear to have been material to your process for determining the amount of compensation to be paid.

Selling Stockholders, page 37

11. It appears that you have not clarified when and how each of the listed selling shareholders received his or her shares. We specifically note that several of the selling shareholders are directors, officers and promoters of the company. Please revise to provide this information each of the listed selling shareholders.

Certain Relationships and Related Party Transactions

Related Party Transactions Policy, page 43

12. Notwithstanding your response to prior comment 22, it appears you continue to refer to your audit committee. Please revise or advise.

Financial Statements

Note K – Subsequent Events, page F-18

13. Revise to comply with the disclosure requirements of ASC 855-10-50-1.

Recent Sales of Unregistered Securities, page II-2

14. We note that in response to prior comment 28 you have disclosed that you relied on Regulation D for some of the unregistered securities you have issued. Please revise your disclosure to specifically identify the transactions you claim were exempt from registration based on Regulation D and tell us when you filed the Form D for each applicable transaction. As you know, as of March 16, 2009 a Form D is required to be filed electronically. See Rule 503 of Regulation D and Securities Act Release 33-8891.

15. Your revised disclosure states: "Our securities were sold only to an accredited investor…." Some of the sales appear to have been made to persons who are or were employees of the company. Please tell us whether you relied on Section 4(2) for such sales and, if so, confirm whether such persons were "accredited investors" or explain.

16. For each transaction, identify the name the persons or class of persons to whom the securities were sold. In addition, where the securities were sold otherwise than for cash, please state the nature of the transaction, e.g., describe the nature of the services rendered. Refer to Item 701(b) and (c) of Regulation S-K.

Exhibits, page II-4

17. Please note that the legality opinion should be filed pursuant to Item 601(b)(5) of Regulation S-K and that only the consent of counsel should be filed pursuant to Item 601(b)(23).

18. We note your response to prior comment 32. You must file a complete copy of your articles of incorporation and your bylaws currently in effect, as amended. Refer to Item 601(b)(3)(i) and(ii) of Regulation S-K.

19. We note your response to prior comment 33. Please revise throughout to delete references to your "subsidiaries" and to clarify that you have a single subsidiary, iTrackr, Inc. In addition, it appears that you should file as an exhibit to the registration statement the information required by Item 601(b)(21) of Regulation S-K for iTrakr, Inc. as a subsidiary of the registrant.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (954) 462-4260
        Joel D. Mayersohn, Esq.
        Roetzel & Andress, LPA